UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549


 SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 1) *

PYR Energy Corporation
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

693677106
(CUSIP Number)

Gilbert H. Davis, Esq.
Sims Moss Kline & Davis LLP
400 Northpark Town Center, Suite 310
1000 Abernathy Road, N.E.
Atlanta, Georgia 30328
(770) 481-7200
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 14, 2000
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), Rule 13d-1(f) or
Rule 13d-1(g), check the following box [   ].


	13D
CUSIP No. 693677106


1  NAME OF REPORTING PERSON:

  Thomas E. Claugus

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]  	(b) [   ]

3  SEC USE ONLY


4  SOURCE OF FUNDS:  PF, OO


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States


NUMBER OF        7    SOLE VOTING POWER:  55,270
     SHARES
BENEFICIALLY	 8    SHARED VOTING POWER:  673,280
    OWNED BY
        EACH     9    SOLE DISPOSITIVE POWER:  55,270
   REPORTING
      PERSON    10  SHARED DISPOSITIVE POWER:  673,280

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  728,550

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [    ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.6%

14  TYPE OF REPORTING PERSON:   IN


13D
CUSIP No. 693677106

1   NAME OF REPORTING PERSON:  Bay Resource Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]  	(b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS:  WC, OO


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

  NUMBER OF      7    SOLE VOTING POWER:  NONE
      SHARES
BENEFICIALLY  8    SHARED VOTING POWER:    355,150
    OWNED BY
        EACH            9    SOLE DISPOSITIVE POWER:  NONE
   REPORTING
      PERSON        10  SHARED DISPOSITIVE POWER:  355,150

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON: 355,150

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [    ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
2.2%

14  TYPE OF REPORTING PERSON:   PN


13D
CUSIP No. 693677106

1  NAME OF REPORTING PERSON:  Bay Resource Partners Offshore
Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]   (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS:  WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

  NUMBER OF      7    SOLE VOTING POWER:  NONE
      SHARES
BENEFICIALLY	   8    SHARED VOTING POWER:  133,810
    OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER:  	NONE
   REPORTING
      PERSON         10  SHARED DISPOSITIVE POWER:  133,810

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  133,810

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*  [    ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

14  TYPE OF REPORTING PERSON:  CO


13D
CUSIP No. 693677106

1  NAME OF REPORTING PERSON:  GMT, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]  (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS:  WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

  NUMBER OF      7    SOLE VOTING POWER:  NONE
      SHARES
BENEFICIALLY   8    SHARED VOTING POWER:  184,320
   OWNED BY
        EACH             9    SOLE DISPOSITIVE POWER:  NONE
   REPORTING
      PERSON         10  SHARED DISPOSITIVE POWER:  184,320

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 184,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [    ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.2%

14  TYPE OF REPORTING PERSON:  CO


Item 1.  Security and Issuer.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities
Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 14, 1999 relating to the $.001 par value common stock of PYR Energy Corporation (the "Company") (such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 1 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in
Item 5 of the Statement, which is supplemented as set forth below. Because the undersigned beneficially own less than 5.0% of the Company=s common stock at this time, no further amendments will be filed to the Statement unless and until the undersigned again own 5.0% or more of the Company=s outstanding common stock.

Item 5.  Interest in Securities of the Issuer.

As the result of sales of Company stock by the parties filing this Statement, Mr. Claugus may now be deemed to be the beneficial owner of a total of 728,550 shares of the Company stock, representing approximately
4.6% of the issued and outstanding shares of the Company, under the rules and regulations of the Securities and Exchange Commission. Of these shares,
355,150 shares (approximately 2.2% of outstanding shares) are owned directly by Bay Onshore, 133,810 shares
(approximately 0.8% of outstanding shares) are owned directly by Bay Offshore, 184,320 shares (approximately
1.2% of outstanding shares) are owned directly by GMT, Inc., and 55,270 shares (approximately 0.8% of outstanding shares) are owned by Mr. Claugus in his regular and individual retirement accounts. Mr. Claugus currently has sole power to direct the voting and disposition of all shares held by the Claugus Group.

The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 15,947,764 outstanding shares of Company stock as of January 27, 2000 as indicated in the Company=s amended Annual Report on Form
10-KSB/A1 for the fiscal year ended August 31, 1999.

During the past 60 days, the parties filing this Statement have engaged in the following transactions in shares of the Company stock in addition to those disclosed in the original Statement:

                         No. Of Shares	      Price
Date        Party       Purchased/(Sold)  Per Share


12/20/99    Bay Onshore      (3,000)      $3.9798
12/30/99    Bay Onshore         (500)      $4.3148
12/31/99    Bay Onshore         (500)      $4.4398
01/11/00    Bay Onshore      (3,150)      $3.9798
01/26/00    Bay Onshore      (4,900)      $3.6048
01/27/00    Bay Onshore      (4,900)      $3.3548
02/01/00    Bay Onshore      (4,500)      $3.2923
02/04/00    Bay Onshore      (5,000)      $3.3773
02/07/00    Bay Onshore      (4,800)      $3.3548
02/09/00    Bay Onshore      (5,000)      $3.2923
02/11/00    Bay Onshore      (4,900)      $3.1606

12/20/99    Bay Offshore      (3,000)      $3.9798
01/11/00    Bay Offshore      (1,890)      $3.9798
01/26/00    Bay Offshore      (1,900)      $3.6048
01/27/00    Bay Offshore      (1,900)      $3.3548
02/01/00    Bay Offshore      (3,000)      $3.2923
02/04/00    Bay Offshore      (2,000)      $3.3773
02/07/00    Bay Offshore      (2,500)      $3.3548
02/09/00    Bay Offshore      (3,000)      $3.2923
02/11/00    Bay Offshore      (1,800)      $3.1606

12/20/99    GMT Inc.      (3,000)      $3.9398
01/11/00    GMT Inc.      (   630)      $3.9522
01/26/00    GMT Inc.      (2,500)      $3.6048
01/27/00    GMT Inc.      (2,500)      $3.355
02/01/00    GMT Inc.      (2,000)      $3.2923
02/04/00    GMT Inc.      (2,000)      $3.3773
02/07/00    GMT Inc.      (1,800)      $3.3548
02/09/00    GMT Inc.      (1,000)      $3.2823
02/11/00    GMT Inc.      (2,500)      $3.1606

12/20/99    Claugus        (3,000)      $3.94
12/27/99    Claugus        (   400)      $3.9248
01/11/00    Claugus        (   630)      $3.9522
01/26/00    Claugus        (   700)      $3.595
01/27/00    Claugus        (   700)      $3.3548
02/01/00    Claugus        (   500)      $3.2523
02/04/00    Claugus        (1,000)      $3.3773
02/07/00    Claugus        (   900)      $3.3415
02/09/00    Claugus        (1,000)      $3.2823
02/11/00    Claugus        (   800)      $3.1529

Each of the above transactions was effected on the open market through the American Stock Exchange. No other person listed in response to Item 2 above owns beneficially any shares of the Company stock except as set forth herein.


	Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: Feb. 16, 2000     /s/ Thomas E. Claugus
			Thomas E. Claugus


			BAY RESOURCE PARTNERS, L.P.

			By: GMT Capital Corp.,
			General Partner


Date: Feb. 16, 2000	By:  /s/ Thomas E. Claugus
			Thomas E. Claugus,
			President


Bay Resource Partners Offshore, Ltd.

Date: Feb. 16, 2000	By:  /s/ Thomas E. Claugus
			Thomas E. Claugus, Director


			GMT, INC.

Date: Feb. 16, 2000  	By:  /s/ Thomas E. Claugus
			Thomas E. Claugus, President